EXHIBIT 4.12

Mr R Henstra 11 October 2004	Corus 30 Millbank London SW1P 4WY United Kingdom Jim Leng Chairman

Dear Rauke

At a board meeting held on 14 September 2004, upon the recommendation of the nomination committee, the board of Corus Group plc (‘the company’) resolved to appoint you a director with effect from 1 October 2004. I am writing to set out the matters relating to this position as a director.  It is without prejudice to anything that may be included in your contract of employment with the Company.

Appointment

Under the Companies Act, a director appointed by the Board in accordance with its Articles must retire at the next Annual general Meeting after the appointment and be proposed for reappointment to the shareholders.  Each year, one third of the Board retires by rotation, and no director may remain in office for more that three years without having been reappointed by shareholders in General Meeting.

Confidentiality

All information acquired during your appointment is confidential to the company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Chairman.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary.

Review process

The performance of individual directors and the whole board and its committees is evaluated annually. If in the interim, there are any matters which cause you concern about your role as a director you should discuss them with the Chairman as soon as is appropriate.  This is distinct from your role as an executive within the company.

Induction programme

We have an induction programme for new directors which provides a comprehensive, formal and tailored induction, including meetings with the company’s external professional advisers.  The outline programme is attached, without the documents that will be sent subsequently.  You should discuss this with Richard Reeves to arrange suitable dates to meet the various people.  The induction programme recognises your knowledge of the operational aspects of the company and, therefore, focuses on the role and responsibility of a Director of a publicly listed Company.

Acceptance

Would you please sign and return the enclose duplicate of this letter to indicate your agreement to serve as a director and the terms on which you have agreed to the appointment.

Yours sincerely

I acknowledge receipt of this letter and confirm that I agree to serve as a director and accept the appointment on the terms set out herein.

R Henstra

Date

Corus Group plc Registered in England No. 3811373 Registered Office 30 Millbank London SW1P 4WY